Exhibit 1

FOR IMMEDIATE RELEASE

Cimatron Reports Revenues of $10M in Q2/11 and
Highest Ever Q2 Non-GAAP Net Profit of $1.3M

- Declares dividend of NIS 0.80 (approximately US$0.23) per share –

 -  $0.22 non-GAAP EPS in the first six months of 2011 –

Givat Shmuel, Israel, – August 4th, 2011– Cimatron Limited (NASDAQ and TASE: CIMT), a leading provider of integrated CAD/CAM software solutions for the toolmaking and manufacturing industries, today announced financial results for the second quarter and first half of 2011.

Highlights of Cimatron’s results for these periods include the following:

•	Q2/11 new licenses revenue up 41% year-over-year on a constant currency basis

•	Q2/11 recurring maintenance revenue represents 49% of total revenue, increased 6% year-over-year on a constant currency basis

•	Q2/11 non-GAAP operating profit increased 118% year-over-year

•	$4.6 million positive cash flow from operating activities in the first half of 2011, a 18% year-over-year increase

•	Record cash balances of $14.5 million as of the end of June 2011

Concurrently with the announcement of its results, Cimatron today also declared a cash dividend of NIS 0.80 (approximately US$0.23) per share on outstanding ordinary shares, representing a total dividend payment of approximately $2.2 million.

The dividend is payable on September 12, 2011 to shareholders of record at the close of business on August 24, 2011.

Commenting on the results, Danny Haran, President and Chief Executive Officer of Cimatron, said “We are pleased to report another strong quarter, with record cash reserves, and highest ever Q2 operating and net profits. Strong results from all territories and all product lines translated into healthy growth in revenues, particularly in new license sales. Customers all over the world realize the benefits of using our products for their enhanced performance and efficiency, and this leads to more new product sales and more maintenance revenue. As we have said time and again, much of the revenue growth finds its way to the bottom line, which resulted (in Q2) in the more than doubling of our operational and net profits on a year-over-year basis.”

“Given the typical seasonality in our business, where the second half of the year is usually stronger than the first, we are optimistic about the remainder of 2011. New and exciting software versions were announced recently, both for CimatronE and for GibbsCAM, with hundreds of improvements in all areas. Together with the NC SuperBox, we are confident that these new versions will support additional growth in the coming quarters”, concluded Mr. Haran.

Yossi Ben-Shalom, Chairman of the Board of Cimatron, added "We are very pleased with the excellent results of the company. We thank our management, employees, customers and partners for their continued trust and support. I am pleased that a dividend is being distributed to our investors for a second consecutive quarter."

The following provides details on Cimatron’s GAAP and non-GAAP results for the second quarter and first six months of 2011:

GAAP:

Revenues for the second quarter of 2011 were $10.0 million, compared to $8.4 million recorded in the second quarter of 2010. For the first six months of 2011, revenues were $18.9 million, compared to $16.3 million in the same period of 2010.

Gross Income for the second quarter of 2011 was $8.7 million as compared to $6.8 million in the same period in 2010. Gross margin in the second quarter of 2011 was 87% of revenues, compared to a gross margin of 81% in the second quarter of 2010. For the first six months of 2011, gross income was $16.3 million, compared to $13.5 million in the same period of 2010. Gross margin for the six months ended on June 30th, 2011 was 86% compared to a gross margin of 83% in the first six months of 2010.

Operating profit in the second quarter of 2011 was $1 million, compared to an operating profit of $0.4 million in the second quarter of 2010. In the first six months of 2011, Cimatron recorded an operating profit of $1.5 million, compared to an operating profit of $0.2 million in the first six months of 2010.

Net Profit for the second quarter of 2011 was $0.9 million, or $0.09 per diluted share, compared to a net profit of $0.3 million, or $0.03 per diluted share recorded in the same quarter of 2010.  In the first six months of 2011 net profit was $1.2 million, or $0.13 per diluted share, compared to a net profit of $0.2 million, or $0.02 per diluted share, in the first six months of 2010.

Non-GAAP:

Revenues for the second quarter of 2011 were $10.0 million, compared to $8.4 million recorded in the second quarter of 2010. For the first six months of 2011, revenues were $18.9 million, compared to $16.3 million in the same period of 2010.

Gross Income for the second quarter of 2011 was $8.8 million as compared to $7.0 million in the same period in 2010. Gross margin in the second quarter of 2011 was 89% of revenues, compared to a gross margin of 83% in the second quarter of 2010. In the first six months of 2011, gross income was $16.5 million, compared to $13.8 million in the first six months of 2010. Gross margin for the six months ended on June 30th, 2011 was 88%, compared to 84% in the first six months of 2010.

Operating Profit in the second quarter of 2011 was $1.3 million, compared to an operating profit of $0.6 million in the second quarter of 2010. In the first six months of 2011, Cimatron recorded an operating profit of $2.0 million, compared to an operating profit of $0.7 million in the first six months of 2010.

Net profit for the second quarter of 2011 was $1.3 million, or $0.14 per diluted share, compared to a net profit of $0.4 million, or $0.05 per diluted share recorded in the same quarter of 2010.  In the first six months of 2011 net profit was $2.0 million, or $0.22 per diluted share, compared to a net profit of $0.5 million, or $0.05 per diluted share, in the first six months of 2010.

Conference Call
Cimatron's management will host a conference call today, August 4th, 2011 at 9:00 EDT, 16:00 Israel time. On the call, management will review and discuss the results, and will answer questions by investors.

To participate, please call one of the following teleconferencing numbers. Please begin placing your call at least 5 minutes before the conference call commences.

USA: +1-888-407-2553
International: +972-3-9180644
Israel: 03-9180644

For those unable to listen to the live call, a replay of the call will be available from the day after the call at the investor relations section of Cimatron's website, at: www.cimatron.com

Reconciliation between results on a GAAP and Non-GAAP basis is provided in a table immediately following the Consolidated Statements of Income included herein. Non-GAAP financial measures consist of GAAP financial measures adjusted to include recognition of deferred revenues of acquired companies and to exclude amortization of acquired intangible assets and deferred income tax, as well as certain business combination accounting entries. The purpose of such adjustments is to give an indication of our performance exclusive of non-cash charges and other items that are considered by management to be outside of our core operating results. Our non-GAAP financial measures are not meant to be considered in isolation or as a substitute for comparable GAAP measures, and should be read in conjunction with our consolidated financial statements prepared in accordance with GAAP.

Our management regularly uses our supplemental non-GAAP financial measures internally to understand, manage and evaluate our business and make operating decisions. We believe that these non-GAAP measures help investors to understand our current and future operating performance, especially as our two most recent acquisitions have resulted in amortization and non-cash items that have had a material impact on our GAAP results. These non-GAAP financial measures may differ materially from the non-GAAP financial measures used by other companies.

About Cimatron

With over 28 years of experience and more than 40,000 installations worldwide, Cimatron is a leading provider of integrated, CAD/CAM software solutions for mold, tool and die makers as well as manufacturers of discrete parts. Cimatron is committed to providing comprehensive, cost-effective solutions that streamline manufacturing cycles and ultimately shorten product delivery time.

The Cimatron product line includes the CimatronE and GibbsCAM brands with software solutions for mold design, die design, electrode design, 2.5 to 5 Axis milling, wire EDM, turn, Mill-turn, rotary milling, multi-task machining, and tombstone machining. Cimatron's subsidiaries and extensive distribution network serve and support customers in the automotive, aerospace, medical, consumer plastics, electronics, and other industries in over 40 countries worldwide.

Cimatron's shares are publicly traded on the NASDAQ exchange and the TASE under the symbol CIMT. For more information, please visit Cimatron’s web site at: http://www.cimatron.com

Safe Harbor Statement

This press release includes forward looking statements, within the meaning of the Private Securities Litigation Reform Act of 1995, which are subject to risk and uncertainties that could cause actual results to differ materially from those anticipated. Such statements may relate to Cimatron’s plans, objectives and expected financial and operating results. The words "may," "could," "would," “will,” "believe," "anticipate," "estimate," "expect," "intend," "plan," and similar expressions or variations thereof are intended to identify forward-looking statements. Investors are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, many of which are beyond Cimatron’s ability to control. The risks and uncertainties that may affect forward looking statements include, but are not limited to: currency fluctuations, global economic and political conditions, marketing demand for Cimatron products and services, long sales cycles, new product development, assimilating future acquisitions, maintaining relationships with customers and partners, and increased competition. For more details about the risks and uncertainties related to Cimatron’s business, refer to Cimatron’s filings with the Securities and Exchange Commission. Cimatron cannot assess the impact of or the extent to which any single factor or risk, or combination of them, may cause. Cimatron undertakes no obligation to publicly update or revise any forward looking statements, whether as a result of new information, future events or otherwise.

Contact:
Ilan Erez, Chief Financial Officer
Cimatron Ltd.
Tel.; 972-73-237-0114
E-mail: ilane@cimatron.com

CIMATRON LIMITED
CONSOLIDATED STATEMENTS OF INCOME
(US Dollars in thousands, except for per share data)

	Three months ended		Six months ended
	June 30,		June 30,
	2011	2010	2011	2010

Total revenue	9,975	8,399	18,869	16,316

Total cost of revenue	1,273	1,572	2,618	2,823

Gross profit	8,702	6,827	16,251	13,493

Research and development expenses, net	1,500	1,344	3,054	2,829

Selling, general and administrative expenses	6,155	5,133	11,726	10,417
Operating income	1,047	350	1,471	247

Financial income (expenses), net	38	(130)	154	(182)

Taxes on income	(195)	63	(422)	120

Other	(8)	(9)	(10)	(8)

Net income	882	274	1,193	177

Less: Net (income) loss attributable to the noncontrolling interest	(1)	4	27	1

Net income attributable to Cimatron's shareholders	$881	$278	$1,220	$178

Net income per share - basic and diluted	$0.09	$0.03	$0.13	$0.02

Weighted average number of shares outstanding

Basic EPS (in thousands)	9,298	9,048	9,202	9,041

Diluted EPS (in thousands)	9,314	9,048	9,276	9,041

CIMATRON LIMITED
RECONCILIATION BETWEEN GAAP AND NON-GAAP INFORMATION
(US Dollars in thousands, except for per share data)

	Three months ended						Six months ended
	June 30,						June 30,
	2011			2010			2011			2010
	GAAP	Adj.	NON-GAAP	GAAP	Adj.	NON-GAAP	GAAP	Adj.	NON-GAAP	GAAP	Adj.	NON-GAAP

Total revenue	9,975	-	9,975	8,399	-	8,399	18,869	-	18,869	16,316	-	16,316

Total cost of revenue (1)	1,273	(147)	1,126	1,572	(147)	1,425	2,618	(294)	2,324	2,823	(294)	2,529

Gross profit	8,702	147	8,849	6,827	147	6,974	16,251	294	16,545	13,493	294	13,787

Research and development expenses, net	1,500	-	1,500	1,344	-	1,344	3,054	-	3,054	2,829	-	2,829

Selling, general and administrative expenses (1)	6,155	(103)	6,052	5,133	(99)	5,034	11,726	(204)	11,522	10,417	(198)	10,219
Operating income	1,047	250	1,297	350	246	596	1,471	498	1,969	247	492	739

Financial income (expenses), net	38	-	38	(130)	-	(130)	154	-	154	(182)	-	(182)

Taxes on income (2)	(195)	150	(45)	63	(91)	(28)	(422)	322	(100)	120	(182)	(62)

Other	(8)	-	(8)	(9)	-	(9)	(10)	-	(10)	(8)	-	(8)

Net income	882	400	1,282	274	155	429	1,193	820	2,013	177	310	487

Less: Net (income) loss attributable to the noncontrolling interest	(1)	-	(1)	4	-	4	27	-	27	1	-	1

Net income attributable to Cimatron's shareholders	$881	$400	$1,281	$278	$155	$433	$1,220	$820	$2,040	$178	$310	$488
Net income per share - basic and diluted	$0.09		$0.14	$0.03		$0.05	$0.13		$0.22	$0.02		$0.05

Weighted average number of shares outstanding

Basic EPS (in thousands)	9,298		9,298	9,048		9,048	9,202		9,202	9,041		9,041

Diluted EPS (in thousands)	9,314		9,314	9,048		9,048	9,276		9,276	9,041		9,041

(1) Non-GAAP adjustment to exclude non-cash amortization of acquired intangible assets.
(2) Non-GAAP adjustment to exclude the effect of deferred taxes.

CIMATRON LIMITED
CONSOLIDATED BALANCE SHEETS
(US Dollars in thousands)

	June 30,	December 31,
	2011	2010

ASSETS
CURRENT ASSETS:
Total cash, cash equivalents and short-term investments	$14,493	$10,221
Trade receivables	5,155	5,708
Other current assets	2,329	2,275
Total current assets	21,977	18,204

Deposits with insurance companies and severance pay fund	3,408	3,279

Net property and equipment	879	949

Total other assets	12,294	12,469

Total assets	$38,558	$34,901

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Short-term bank credit	$97	$99
Trade payables	1,468	1,685
Accrued expenses and other liabilities	7,301	8,260
Deferred revenues	5,775	2,275
Total current liabilities	14,641	12,319

LONG-TERM LIABILITIES:
Accrued severance pay	4,507	4,297
Long-term loan	57	98
Deferred tax liability	820	1,002
Total long-term liabilities	5,384	5,397

Total shareholders’ equity	18,533	17,185
Total liabilities and shareholders’ equity	$38,558	$34,901

CIMATRON LIMITED
STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
(US Dollars in thousands)

				Accumulated other comprehensive income (loss)			Comprehensive income (loss)
	Noncontrolling Interest	Share capital	Additional paid-in capital		Retained earnings (accumulated deficit)	Treasury stock		Total shareholders’ equity
Balance at December 31, 2010	$(74)	$304	$18,275	$(265)	$(303)	$(752)		$17,185
Changes during the six months ended June 30, 2011:
Net income (loss)	(27)				1,220		1,193	1,193
Cash dividend paid					(1,208)			(1,208)
Exercise of share options		9	724					733
Unrealized income (loss) on derivative instruments				(51)			(51)	(51)
Other				323			323	323
Foreign currency translation adjustment				358			358	358
Total comprehensive income							1,823
Balance at June 30, 2011	$(101)	$313	$18,999	$365	$(291)	$(752)		$18,533

CIMATRON LIMITED
STATEMENTS OF CASH FLOWS
(US Dollars in thousands)

	Six months ended
	June 30,
	2011	2010

Cash flows from operating activities:
Net income	$1,193	$177

Adjustments to reconcile net income
to net cash provided by operating activities:
Depreciation and amortization	692	777
Increase (decrease) in accrued severance pay	195	(81)
Stock option compensation	-	29
Deferred taxes, net	319	(127)

Changes in assets and liabilities:
Decrease (increase) in accounts receivable and prepaid expenses	80	(391)
Decrease in inventory	19	1
Decerase (increase) in deposits with insurance companies and severance pay fund	(129)	32
Increase in trade payables, accrued expenses and other liabilities	2,274	3,513
Net cash provided by operating activities	4,643	3,930

Cash flows from investing activities:
Purchase of property and equipment	(87)	(55)
Net cash used in investing activities	(87)	(55)

Cash flows from financing activities:
Short-term bank credit	(4)	(358)
Long-term bank credit	(43)	(61)
Cash dividend paid	(1,208)	-
Proceeds from issuance of shares upon exercise of options	733	11
Investment in treasury stock	-	(200)
Net cash provided by financing activities	(522)	(608)

Net increase in cash and cash equivalents	4,034	3,267
Effect of exchange rate changes on cash	238	(722)
Cash and cash equivalents at beginning of period	10,221	6,684
Cash and cash equivalents at end of period	$14,493	$9,229

Appendix A - Non-cash transactions
Purchase of property on credit	$28	$17